Exhibit 99.1

Media Release

IMV Announces CEO Transition

Frederic Ors to Step Down as CEO

CBO Andrew Hall Appointed Interim CEO

Board Initiating Search for Permanent Successor

DARTMOUTH, Nova Scotia, August 4th, 2021, IMV Inc. (Nasdaq: IMV; TSX: IMV) (“IMV” or the “Company”), a clinical-stage biopharmaceutical company pioneering a novel class of cancer immunotherapies, today announced that Fredric Ors has stepped down as Chief Executive Officer (CEO), effective immediately. The IMV Board has appointed Andrew Hall, the Company’s Chief Business Officer, as Interim CEO. The Company’s Board is commencing a comprehensive search process to identify a permanent CEO.

“On behalf of the Board and everyone at IMV, I want to thank Fred for his valuable contributions and years of service to IMV,” said Andy Sheldon, Chairman of the IMV Board. “During Fred’s tenure, IMV successfully established the Company’s proprietary technology (DPX) as a novel immune-oncology platform. He led the company to demonstrate the value of this approach through the successful completion of clinical trials with the platform’s first development product, maveropepimut-S, proving clinical benefit for patients with both solid and liquid tumors. His vision, tenacity and leadership have been critical for building IMV’s story, and we wish him all the best in his future endeavors.” Mr. Sheldon continued, “As IMV advances its proprietary DPX programs and platform to benefit cancer patients and create value for shareholders, the Board determined that now is the right time to transition to new leadership. With this transition, we look forward to IMV continuing to demonstrate the clinical utility of maveropepimut-S as well as expanding its platform to create additional novel therapeutics with the potential to improve the lives of cancer patients with high unmet medical need. With multiple important trials initiated and results expected in the coming months and years, we believe we can establish IMV as a leader in oncology immunotherapy.” Mr. Sheldon concluded, “We have great confidence in the executive management team that will be continuing to lead IMV. Andrew Hall’s (formerly Celgene) strong operational expertise as interim CEO will position the company for positive change, the recent appointment of Dr. Jeremy Graff (formerly Lilly) as Chief Scientific Officer and the financial stewardship of Pierre Labbe as Chief Financial Officer position the company well. All three are seasoned executives with decades of leadership and operational experience. We appreciate that Andrew has agreed to step into the role of Interim CEO and are confident that this will be a seamless transition as we continue to advance and expand the IMV footprint in oncology.”

About Maveropepimut-S (DPX-Survivac)

Maveropepimut-S (or MVP-S, formerly named DPX-Survivac) is the lead candidate in IMV’s new class of immunotherapy that generates targeted and sustained cancer cell killing capabilities in vivo. Previous and ongoing clinical studies demonstrate that treatment with maveropepimut-S in association with CPA is well tolerated and has shown promising antitumor activity in a variety of tumor types.

Maveropepimut-S, consists of survivin-based peptides formulated in IMV’s proprietary delivery platform (DPX) which is designed to generate a sustained cytotoxic T cell response against cancer cells presenting survivin peptides on their surface.

Survivin, recognized by the National Cancer Institute (NCI) as a promising tumor-associated antigen, is broadly over-expressed in most cancer types, and plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis, and promoting resistance to chemotherapies. IMV has identified over 20 cancer indications in which survivin can be targeted by maveropepimut-S.

Maveropepimut-S has received Fast Track designation from the FDA as maintenance therapy in advanced ovarian cancer, as well as Orphan Drug designation status from the FDA and the European Medicines Agency (EMA) in the ovarian cancer indication.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing hard-to-treat cancer and other unmet medical needs. IMV is pioneering a novel class of cancer immunotherapies based on the Company’s proprietary delivery platform (DPX). This patented technology leverages a differentiated mechanism of action that generates a targeted and durable immune activation with limited side effects. IMV’s lead candidate, maveropepimut-S (formerly named DPX-Survivac), is a T cell-activating immunotherapy that combines the utility of the platform with a novel cancer target: survivin. IMV is currently assessing maveropepimut-S in breast and advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing another DPX-based immunotherapy: DPX-SurMAGE, a dual targeted immunotherapy to be evaluated in subjects with bladder cancer. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

Cautionary Language Regarding Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Company’s ability to advance its development strategy, as well as the prospects, for its immunotherapies in oncology and elsewhere and its other pipeline of immunotherapy candidates. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, the ability to access capital, the successful and, generally, the timely completion of clinical trials and studies and the receipt of all regulatory approvals as well as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications, IMV Inc.
M: (514) 968 1046
E: ddavan@imv-inc.com

Madeline Joanis, Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com